Invest in Soulmate Brewing

Alcohol Retail B2B Manufacturing Marketing

Located between 2 ski resorts in the fastest growing town in Vermont this decade

SOULMATEBREWING.COM

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I've been fortunate to try beer and wine from around the world from my navy service and travels as a civilian. I moved to VT in 2011 and while there are amazing beers here, quite a few breweries grow year after year selling a product that's not in the same league as what we have. Speaking with locals and tourists we hear the same desire for quality

Jonathan Mogor Founder and CEO @ Soulmate Brewing

Why you may want to invest in us...

1. Proven military and business leadership
2. Solid team of Vermont brewers with decades of experience and unique recipes not on the market
3. Location tasting room already outfitted with indoor and outdoor furniture
4. Annual savings of $72,000 in rent
5. Multifaceted marketing strategy designed to rapidly increase sales and expand the brand
6. Logo designed by nationally known artist, Patrick Reid O'Brien who was commissioned by Jimmy Buffett for his Margaritaville locations decor
7. Cost to open 75% below other brewing businesses as we have completed most of what we need as of today
8. seating capacity waste water permit for the location is 91. A savings of $60,000 in permit fees
9. **Lead Investor**: Todd Rolin invested $25,000

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Jonathan Mogor
Founder and CEO
Building some of the most amazing lifelong relationships in my professional and personal life.



Mariah Bintliff
Team Wefunder
Temporary — Please do not delete.

Downloads

- 200rv 51 z SM FRONT BLACK.pdf
- SM Hat updates 1 of 1 -38.jpg
- Bumper Sticker updates 1 of 1 -46.jpg
- Pint Glass 1 of 1 -24.jpg

Soulmate Brewing Company

Soulmate Brewing Company ™

Think about this number: 1,000,000. One million is the number of people who visit Vermont annually- *specifically* for its craft beer. This number excludes those coming to hike, bike, fish, boat, hunt, kayak, camp, view fall foliage, apple pick, attend art and music festivals, town festivals, downhill and cross country ski, snowboard and snowmobile, and who by the way, also drink craft beer. Vermont has more people visiting the state annually for beer than it does residents. That number is 624,263.

Our vision is to establish a brewery along the main travel artery between two of the biggest and well known breweries in the state and also near two established and frequented breweries in Morrisville, in a building we already own. These big breweries are Alchemist and Hill Farmstead. Both have been winning international awards in beer circles year after year and continue to be in the news. The breweries in Morrisville are Rock Art and Lost Nation. There's a reason HWY 100 is nicknamed the IPA HWY. Additionally, fiddlehead in Shelburne VT just opened their new brewing facility which has the capacity to produce 50,000 barrels per year. Fiddlehead opened for business in 2011 in a building shared with a pizzeria. An article published August 22, 2019 in the Stowe Reporter highlighted Lawson's Finest Liquids a brewery who pays all staff a salary with full benefits and asks for donations instead from guests. They opened a public access tasting room Oct 2018 and as of this article donated $80,000 to charity. The margins are significant to be able to do this for employees and charities.

Our focus is to build a brand unlike any of the existing brands in the craft brewing industry by accessing the un-tapped talents available to us. We will bring to the market a variety of drinkable beers not currently available with our own master brewer just like everyone else. But what will make us stand out from everyone else you ask? We have relationships with existing brewers, both amateur and professional who have many recipes not commercially produced. These beers will be released under our brand. Soulmate Brewing will own the recipes and global rights to market as well. These brewers are beer artists who sometimes feel confined and bored producing the same beer day after day for their employer. This would give those brewers the opportunity to use their creativity with us while still maintaining their full time jobs with the big craft beer producers. This is our opportunity to be the first platform for these brewing artists to come and showcase their talents. Our relationship with these brewers is what will set us apart from the current craft beer leaders. Our plan will lay the groundwork for us to join the ranks of the current standard bearers and most likely lead us to be the brewery others want to be.

Our Vision:

To be the premier craft beer destination in Vermont like no other using a model like no other. Beyond that, to craft a brand we can eventually bring to the international market. In 2017 Montreal had a record $3 Billion in revenue from tourism with Toronto leading with over $7 Billion with projected annual tourism growth of 6%. Our close proximity to Canada brings many people to our town as we are a main route for those who live in Quebec. As we build the brand in Vermont and begin to introduce our company to the Canadian market we will be able to share the benefits our northern neighbors are experiencing.

Brewery Location

The Town:

Morrisville is considered a hub for business and commerce. We have four major pharmacies, two grocery stores, a hospital and supporting medical professions, movie theater, art center, locally owned food coop, elementary, middle and high schools all walking distance to our location (lots of parents and teachers in need of a good drink!). A sample of major businesses include:

- Concept2 (www.concept2.com), a company founded by US Olympic athletes originally creating composite oars and 40 years after its inception, are leaders in fitness equipment used by athletes, rehab centers and more.
- MSI Manufacturing Solutions (www.msivt.com) is a large manufacturing, engineering and supply chain operation
- Butternut Mountain Farms (http://butternutmountainfarm.com/about) is one of the largest producers of organic maple syrup in the US purchasing maple sap from farms all over Vermont with 80 fulltime employees at their facility.
- Copley Hospital (www.copleyvt.org) With more than 65 specialists, Copley provides a full range of both inpatient and outpatient care, including 24-hour emergency services and the Copley Birthing Center. Recently, Copley has been named a Top 100 Critical Access Hospital for three years in a row; has been named a HealthStrong hospital for the last several years and has been named one of the Top 50 hospitals in New England based on patient satisfaction.

Additionally, Morrisville is the fastest growing town in Vermont this decade and doesn't show signs of slowing anytime soon. Morrisville leads in population and new home construction. 50 new home units were just approved from zoning all within walking distance of the brewery, and other landowners have received approval to subdivide to create more home lots to support the continued expansion. The Vermont housing authority just purchased a vacant lot adjacent our location and is building a 5 story multifamily unit for $8 million. CVS, the newest of the four pharmacies, could have built their building 100 yards from where they are for a fraction of the land acquisition costs but they wanted to be at a traffic light. They paid over $1million for a building just to tear it down so they could have that spot. These billion dollar corporations have advanced planning teams who specialize solely to identify areas to expand based on growth trajectories. AT&T just signed a long-term lease to move to Morrisville and will be closing its location 18 miles away in Hardwick.

The town also benefits from being part of the Lamoille Valley Rail Trail which is a converted historical train track that spans Northern Vermont from the Connecticut River to Lake Champlain. The trail is a four-season recreation and education corridor that when completed will have 93 continuous miles. The recreational path is used for biking, jogging, walking, snowmobiling, cross country skiing, horseback riding and school classes studying nature. Our town is the only downtown the trail currently goes through. This is a big draw for downtown businesses and would benefit our brewery. So many people use the trail and large parking area that the town erected a directory so that people entering and exiting the trail know what businesses are in town. It has been a great success for the local economy.

The town hosts Wednesday Night Live in the warmer months which provides music and entertainment that creates more opportunities for businesses to interact with residents and visitors for the weekly event.

There are four main ski areas near Morrisville: Stowe Mountain and Smugglers Notch for downhill skiing, Trapp Family Lodge and Craftsbury Outdoor Center for cross-country skiing. We are centrally located to benefit from those people who come to ski.

The Building:

Located at 74 Portland Street in Morrisville, Vermont the building is owned by Jonathan Mogor, the founder of Soulmate Brewery, and business associates of Rentals of South Florida.

Just under 10,000 square feet of finished space, the building consists of:

- Two second floor office suites
- Two street level retail spaces on Portland Street. The smaller space houses a real estate office. The larger space would be the brewery occupying 6,000 square feet. There is also an outside patio for seating.
- Restaurant space on the back side of the building accessible from the town municipal parking lot. This parking lot is also easily accessible from the front of the building where the brewery would be.

The setting for the brewery and tasting room is in the historic village of Morrisville. Constructed in 1875, it is listed on the historical registry in Washington DC and is one of the most recognizable buildings in the downtown area. We purchased the building in 2014 and restored it with guidance from the local historical society. We updated the windows, insulation, all of the plumbing, electrical, added two ADA bathrooms, ADA patio, baseboard heat, two fujitsu wall mounted reverse heat pumps so we have air conditioning for our guests during the summer months.

Publicity

- *Cause:* People are generally very supportive of causes. I have a few that are very important to me that I want to support through our beer sales.

- Veterans: My best friend Scott McHugh served in the US Navy with me. He remained in the reserves after active service. His reserve unit, Naval Mobile Construction Battalion NMCB14 out of Jacksonville FL was sent to Iraq in 2004 to build schools. The Navy suffered its worst loss in its history since WWII on May 2, 2004. Scott was one of the seven Sailors who didn't survive. I'd like an appreciation Irish Stout in his honor and for all those who serve and served where we can support survivors of those who made the ultimate sacrifice or who have returned home and need support. I would like to also offer a 10% discount on beer purchases and 20% off merchandise for anyone who is serving or has served our country.

- Pets: I have been a part of the pet rescue family for many years. From fostering, adopting and donations there are many amazing people who work 24/7 to save animals from kill shelters. Having a beer dedicated to rescue animals and the people who volunteer would be another worthy cause.

- Safe homes: The last of the cause beers I'd like to consider is for parents and children who are fleeing a dangerous situation. Women, Men and children in distress require a special group of counselors and safe homes to help get these traumatized families back on their feet. In Lamoille County, we have the Clarina Howard Nichols Center to help with domestic violence.

All of these outlets and worthy charities will keep our brand front and center as we offer new beer selections and host/attend events.

In addition, there are 2 promotions not disclosed in marketing and publicity. Neither of the ideas is being used by any breweries currently. One is unique to us, the other is used with amazing success in other industries and we plan on deploying both commencing with our first day open to the public. Details of these two marketing campaigns will be revealed to our shareholders.

Long Term Vision

While Vermont is an amazing place to begin, there is an opportunity to do something that larger breweries like Coors and Inbev are missing. People appreciate the talents of craft brewers. I already mentioned that our goal is to be international and with our close proximity to Canada, it makes it easier to expand outside the USA via distributors.

When we are established with product sales requiring contract brewing to support demand, we should consider deploying the same model out of our area. This is already done with US operations in Colorado establishing manufacturing in North Carolina. Once we have our core product line that we are known for, we can identify a market known for beer consumption, match it with our own customer sales history and tap into new these new markets.

Investor Q&A

– COLLAPSE ALL

What does your company do?

We have a team of brewers who develop and produce high quality beer with some of the beer being entered in competition and winning awards in New England for best amateur beer in a number of categories. One of the brewers currently works for a well established brewery and the other two have decades of experience with beer, cider and distilling.

Where will your company be in 5 years?

We see the company in five years with distribution throughout Vermont with a solid footprint in New England, Upstate NY and Canada. As sales supports growth we envision Soulmate Brewing Company tasting rooms outside of our immediate area. Increasing our customer base and allowing us to produce our product in our new distribution areas so we can maintain our quality control standards that our customers will be accustom to enjoying when they fill their mug with any of our offerings.

Why did you choose this idea?

I've been fortunate to try beer and wine from around the world from my navy service and travels as a civilian. I moved to VT in 2011 and while there are amazing beers here, quite a few breweries grow year after year selling a product that's not in the same league as what we have. Speaking with locals and tourists we hear the same desire for quality

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

I created a unique brand that is not like any other brand. A brand that is relatable to people from around the world in every culture. Pair the brand with the quality and variety of the beer we have to offer and we have are in a position to grow. Our location is an international destination with an airport less than 2 miles form our building. They're expanding the runway another 500 feet to accommodate bigger jets for the affluent who fly to VT for beer and skiing. The larger beer companies are losing market share to craft brewing and we have an opportunity to bring to market a line of beer we are confident will be well received. We also have a competitive advantage since we do not have to pay rent for 6000+ square feet of space.

How far along are you? What's your biggest obstacle?

We have the location, the bar area is complete with indoor and outdoor furniture and we have 40% of the money we are seeking to buy the remaining equipment.
The obstacle is reaching people who see the value in our plan and have the ability to invest. As a navy veteran I produced proof of funds from our investors to my bank Navy Federal CU seeking new equipment financing. The caveat being they want the business to be open in 30 days. The issue is it can take 60 days to receive the equipment and the ATF will only schedule an appointment once you are able to show proof of equipment purchase. So we continue to put one foot in front of the other and move forward sharing our vision and plan knowing we will eventually reach the right people.

Who competes with you? What do you understand that they don't?

We don't look at other breweries as competition in Vermont. Vermont is a unique place where buy local is a way of life. Many of the breweries and brewers will collaborate with each other and have fun creating new beers. Our vision is to be coast to coast as a major player in the beer industry. In Vermont many of the beer producing families are content to make what they make and have no desire to expand. We look at our brand and product with excitement and passion that we want to bring to you and not wait for you to come to us. A lot of the success we see with breweries who's quality isn't what we would offer grow because of the high volume of visitors to our area. We want the people who ski here 10 times a year and kayak, bike and hike in the summer to be lifelong customers who can't wait to come back and see us or they get a smile on their face when they see our beer being offered at a restaurant they stop in for a bite. We love Vermont but we think outside of the box and are very comfortable and confident in our ability to bring Soulmate Brewing to beer lovers one step at a time, expanding outward as demand and cash flow allows for into new areas.

How will you make money?

Beer has a high profit margin and only gets better as you expand production capacity. Merchandise also provides a significant source of revenue. We have a nationally known artist designing our beer label art who was commissioned by Jimmy Buffett for his Margaritaville locations. Our gift shop will have quality ring spun cotton shirts, hats, affordable framed and unframed art including the option to customize/personalize for any occasion. We have 2 unique promotions we will announce when we open designed to enhance our guests experience which also leverages social media. We have three causes that are very important to us that will also allow us to host fundraisers for Veterans, animal rescues and parents fleeing abusive relationships

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

With anything in life there are risks and we are no different. We do however mitigate many of the risks a new business faces. I did this by working with people who believe in my ability and vision to secure the building. The building has offices and retail space we rent out. My agreement with my partners for the building is that I take care of the tenants, keep the building rented, negotiate leases with our tenants and keep everyone happy. For this I have over 6000 square feet of the 10,000 to use for this business. For my management of the property we do not pay rent. We do have to set aside funds to cover wear and tear and any expansion we would like to do which is a great position to be in.

I do not think we'll fail when we have done so much already. I thought for a moment what if one of the brewers we have moves or worse if he passes. The reality is we own the recipes and there are brewers who would welcome the opportunity to showcase his or her talents if we had a scenario from above.

In order to succeed the way I want to for my family and our shareholders means getting up every day and showcasing our craft to beer lovers, distributors locally and in territories outside Vermont. We are confident that our offerings quality and diversified portfolio will be the talk of the town, on social media in place like Untapped and within the industry which will attract a following that will grow with each new day.